OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MockOut, Inc.

2521 W Wilson St.
Durham, NC 27705

www.mockout.com

Maximum 100,000 shares of Class B Non-voting Common Stock ($500,000)

Minimum 2,000 shares of Class B Non-voting Common Stock ($10,000)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Company	MockOut, Inc. (the "Company")
Corporate Address	2521 W Wilson St. Durham, NC 27705
Description of Business	MockOut is the only mobile app where you can play fantasy games for the offseason.
Type of Security Offered	Class B Non-voting Common Stock (the "Non-voting Common Stock")
Purchase Price of Security Offered	$5 per Share
Minimum Investment Amount (per investor)	$200
Voting Rights	Each share of Non-voting Common Stock will be nonvoting, unless otherwise required by law.
Book-Entry Shares	All shares will be uncertificated and recorded in book-entry form on the books and records of the Company, except as otherwise required by law.
Redemption	The Company shall have the right to redeem shares of Non-voting Common Stock held by any shareholder who is not a Major Shareholder (as defined below) at the greater of $5 or the current fair market value on or before August 30, 2019. "Major Shareholder" means a holder of shares with fair market value equal to or greater than $25,000 who is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act of 1933, as amended.
Public Offering	In the event that the Company closes on an initial public offering ("IPO") of its stock, outstanding shares of the Non-voting Common Stock will be converted into shares of the class or series of stock offered and sold in such IPO, subject to the requirement that each holder first enter into

	a customary market stand-off agreement.
Regulation A Offering	In the event that the Company conducts an offering under Regulation A of the same class of securities or an equivalent class of securities offered and sold in the offering, investors will be required to exchange the Non-voting Common Stock for the securities offered and sold under such Regulation A offering.
Transfer Restrictions	The shares may not be transferred by any purchaser of such securities for the one-year period following the closing unless under certain circumstances as described below.
Dispute Resolution	The Subscription Agreement will be governed by the laws of the State of North Carolina. By signing the Subscription Agreement, each investor submits to the exclusive jurisdiction of the federal or state courts located in North Carolina with respect to any suit, action or proceeding relating to the offering.

Restrictions on Transfer

For the one-year period following the closing, the shares may not be transferred by an investor, unless such securities are transferred:

- to the Company;
- to an accredited investor;
- as part of an offering registered with the SEC; or
- to a member of the family of such Investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Additionally, the Company's Bylaws provide the Company a right of first refusal in the event that any shareholder, or transferee of such such shareholder, wishes to transfer all of any part of his, her, or its shares in the Company, subject to certain exceptions for certain relatives and other affiliates of the shareholder.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business:

MockOut is the only app that allows sports fans to compete in mock draft contests for the NFL Draft.

We currently offer fans a simple and elegant platform to create mock drafts, and contests for them to enter and compete against other users. The mock drafts are scored based on MockOut's unique scoring system, and the winner or winners receive a prize.

Currently, we only offer free, public contests, and only for the NFL Draft. Following the closing of the Offering, we intend to implement a payment processor to allow users to compete in contests with real-world financial stakes, which we anticipate will be our main engine for financial growth. We plan to offer paid contests with entry fees ranging from $5 to $1,000, and MockOut will charge a 15% fee for all contests. This structure is similar to the business model of daily fantasy sports companies, and 15% is the same fee the leaders in that space charge their users for paid contests.

We also aim to offer our game for more sports, beginning with the NBA Draft (which is quickly growing in popularity) then expanding to MLB, NHL, MLS, and any other sport that has a draft.

Once we have established ourselves as the go-to destination for all mock draft contests, we plan to offer year-round games for other popular offseason events, for all sports. This will include the start of free agency, the trade deadline, and final roster cuts. Our goal is to capture the love that fans have for speculating about future roster moves, and harness that into a game that runs 365 days a year, giving our users a way to interact with their favorite sports every single time they sign in to use MockOut.

We also believe that we will experience massive growth in our user base when we are able to give users the ability to create private contests. Just as March Madness participation is not limited to hardcore college basketball fans, we also imagine our users would be incentivized to invite casual fans—their friends, family members, coworkers, college classmates, etc.—to compete in private contests, helping us achieve viral growth.

The more users we amass, the more attractive MockOut becomes as a target for advertisers. While we expect the majority of our profits (at least initially) to come from our 15% contest fee, we will also be exploring opportunities to generate revenue through paid services and content, advertisements, sponsorships, and other strategic partnerships.

Sales, Supply Chain, & Customer Base:

We currently have no sales, as we have not yet implemented a payment processor into our application. Once we do, we intend to charge a 15% fee for all contest entries.

Our customers are hardcore draft fans, avid fantasy players, obsessed NCAA and pro team fans, and casual sports fans. MockOut offers the more dedicated fans a way to engage more deeply with the sports and activities they love, while offering the more casual or limited fans an entry point—an easy and fun way to get into the offseason sporting events they don't know much about yet.

Competition

As of today, there is no app where users can participate in sanctioned mock draft contests.

NFL.com offered a Predict The Pick contest for the 2017 NFL Draft, which allowed users to create a mock draft and submit it into a contest. This game is not a mobile app, not for real-world stakes, does not allow the user to predict trades or play multiple rounds, and has a confusing "proximity-based" scoring system.

Some of the top draft publications like DraftExpress, Walter Football, and Ourlads host mock draft contests, but they are used only as promotional vehicles or side contests to stimulate user engagement. Other major sports publications have attempted mock draft contests with little success. SI.com hosted a mock draft contest for 2016 NFL draft, but didn't bother even offering users a way to fill out their form, instead providing a printable mock draft ballot and instructions to tweet out a picture of their filled-in ballot and tag it with #SIMockDraft. We were unable to find one person who completed all the steps in the #SIMockDraft contest.

None of these mock draft contests were designed to be serious competitions, nor is the user experience designed to be anything more than a small fan contest. The contests are not designed for a casual draft fan, and the UX is designed to provide only the bare minimum to encourage people to submit entries. Most importantly, none of these offerings gave fans an actual monetary stake in the outcome of the game- to make every pick really matter.

MockOut will be the first.

Employees

The Company has no full-time, paid employees. The Company may hire full-time employees as its business develops and grows.

Liabilities and Litigation

Please see short-term debt for a description of MockOut's liabilities. MockOut is not part of any pending litigation.

The team

Officers and directors

Michael McKeon	President & CEO
Daniel Sills	Chief Growth Officer

Michael McKeon
"Micky" McKeon is a game creator, a content producer, and a true Seahawks fan. Micky is a co-founder of the Company and has served as a member of the Board of Directors, President, and CEO since the Company's inception. In October 2015, Micky was promoted to Director of Video Production at DanceMedia—a leading dance publishing company, that owns Dance Magazine, Dance Spirit, Dance Teacher, and Pointe magazines—where he had worked as a Video Producer since July 2008. Micky earned a BS in Communications from Boston University in 2002.

Daniel Sills
Dan Sills is a seasoned marketer, content creator, and a New England Patriots fan. Dan is a co-founder of the Company and has served as a member of the Board of Directors, Secretary, and Chief Growth Officer since the Company's inception. In February 2015, Dan was promoted to Associate Director of Marketing at C Space—an Omnicom Group agency that helps brands achieve growth by connecting them to new and existing customers—where he had worked as a Marketing Manager since December 2012. Dan graduated with a BS in Mass Communications from Boston University in 2003.

Related party transactions

Messrs. McKeon and Daniel each participated in the Company's offering of the Notes (as defined in "Indebtedness" below). Please see the section titled "Indebtedness" below for a description of the Notes. As of July 23, 2017, the principal and accrued but unpaid interest of the Notes held by Messrs. McKeon and Daniel is $12,323 and $12,323, respectively.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Expectation of Future Losses; Early Stage Corporation.** The Company currently is not profitable. The Company anticipates that it will lose money in the foreseeable future, and the Company may not be able to achieve profitable operations. In order to achieve profitable operations, the Company needs to complete development of its initial product and achieve significant sales revenues in order to establish its customer base. The Company cannot be certain that our business will be successful or that it will generate significant revenues and become profitable.
- **No Experience or History of Operations or Earnings.** The Company is wholly dependent on its ability to develop, market and sell its products for future earnings. The continued development of the Company's products involves significant risks, which a combination of experience, knowledge, and careful evaluation may not be able to overcome. There can be no assurance that unanticipated problems will not occur which would result in material delays in the Company's continued product development or that its efforts will result in successful product commercialization. An investment in the Company is highly speculative, and no assurance can be given that the shareholders will realize any return on their investment or that they will not lose their entire investment.
- **Need for Additional Funding.** The Company may have substantial future cash requirements but no assured financing source to meet such requirements. To date, the Company has received no revenues from any sales of its products and relied on convertible debt financing to fund its operations. The Company's continuing development activities will require a commitment of substantial additional funds. The Company's future capital requirements will depend on many factors, including continued progress in development programs, the magnitude of these programs, and the successful completion of technological, manufacturing, and marketing requirements. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its development programs. The Company does not know whether additional financing will be available when needed or on terms favorable to it or to its shareholders. The Company may raise necessary funds through public or private equity offerings or debt financings, among other methods. To the extent that the Company raises additional capital by issuing equity securities, our shareholders will experience dilution. If the Company raises funds through debt financings, the Company may become subject to restrictive covenants.
- **No Sales Force or Distribution Capabilities.** If the Company is unable to recruit key personnel to perform these functions, the Company may not be able to commercialize its products successfully. The Company's ability to produce revenues ultimately depends on its ability to sell its products if and when development is complete. If the Company fails to establish successful sales and

distribution capabilities or to enter into successful marketing arrangements with third parties, the Company's ability to generate revenues will suffer.

- **Protection of Proprietary Technology.** The Company believes that our success will depend upon our ability to protect any proprietary technology that we develop. Other companies may develop similar or superior technologies and systems that may not be covered by the Company's intellectual property rights, attempt to duplicate the Company's technology, or design around the Company's technologies. The Company can make no assurances that it would have the financial resources to bring suits against third parties who may infringe on the Company's intellectual property rights.
- **Lack of Sales and Market Recognition.** The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products. Market acceptance and recognition generally require substantial time and effort. While the Company believes certain of its technology to be proprietary and believes that reasonable market penetration will provide market recognition, management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who may enter the market. There can be no assurance that any of the Company's new or proposed products will maintain the market acceptance. The Company's failure to design, develop, test, market and introduce new and enhanced products and technologies successfully so as to achieve market acceptance could have a material adverse effect upon the Company's business, operating results and financial condition.
- **Competition.** Although the Company believes that the product it is developing will possess advantages, considerable competition in the market for the Company's product exists. Many of the Company's potential competitors have substantially greater financial, research and development, marketing, and other resources than the Company. Because of rapid technological changes that may occur in the industry, no assurances can be made that competitors will not develop products with superior technology or products with similar capabilities but at a lower cost to the industry that will render the Company's anticipated technology obsolete or noncompetitive.
- **Lack of Public Market; Illiquidity.** There is no public market for the Shares, and the Company does not expect that such a market will develop in the near future. The Shares will not be registered under the Securities Act or any state securities laws and is being offered and sold in reliance upon the exemption provided under Section 4(a)(6) of the Securities Act. Securities sold pursuant to Section 4(a)(6) are subject to certain restrictions on transfer for the one-year period following the sale. See "Restrictions on Transfer." Consequently, investors in the Offering may be unable to liquidate their investment immediately and should be prepared to hold the Shares for at least one year, but potentially indefinitely.
- **Laws and regulations affecting the fantasy sports industry.** Local, state, and federal laws and regulations relating to the fantasy sports industry are subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. In

addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of our business plan and result in a material adverse effect on certain aspects of our planned operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

- **Absence of Dividends.** The Company has never paid any dividends and does not anticipate paying dividends in the foreseeable future.
- **Success is Highly Dependent on the Company's Current Management.** The Company's success is highly dependent on Michael McKeon, the Company's President, and Daniel Sills, the Company's Secretary. Messrs. McKeon and Daniel have been the driving force behind the development of the Company's initial product. The loss of his services would have a material adverse effect on our business. We have not obtained any "key man" insurance for Messrs. McKeon and Sills.
- **Need to Attract and Retain Key Employees.** The Company is highly dependent upon the services of its current officers, and the loss of whose services could substantially impede the achievement of the Company's business objectives. The recruitment and retention of additional qualified marketing, sales, operations, and technical personnel will be critical to the Company's success. The Company will face competition for qualified employees from numerous industry sources, and there can be no assurance that it will be able to attract and retain qualified personnel on acceptable terms.
- **Management Discretion as to Use of Proceeds.** The Company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of the Offering. See "Use of Proceeds" for additional information.
- **Control by Majority Shareholders.** The Company is currently 100% owned by Messrs. McKeon and Sills. Their control over the Company will continue even after the issuance of the Shares. Therefore, Messrs. McKeon and Sills are now and will in the future be in a position to elect or change the members of the Company's board of directors (the "Board") and to control the Company's business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets, and the issuance and sale of the Company's shares. The Company also may be prevented from entering into transactions that could be beneficial to the other shareholders without the consent of Messrs. McKeon and Sills. The interests Messrs. McKeon and Sills may differ from the interests of the Company's other shareholders.
- **The Company has no Independent Directors.** The Board currently has only two members, Messrs. McKeon and Sills, who are the Company's controlling shareholders and President and Secretary, respectively. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. The Company also does not benefit from the advantages of having an independent director, including

bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, having extra checks and balances to prevent fraud and produce reliable financial reports.

- **Loss of Investment.** Anyone purchasing the Shares should be able to withstand the loss of his, her, or its entire investment and should understand that such a possibility exists.
- **Availability of Information.** The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, Investors may not have access to information to which they would have access if the investment were made in a publicly-held company whose offering was issued under the Securities Act and the reporting regulations provided by the Exchange Act.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Michael McKeon, 60.0% ownership, Class A Voting Common Stock
- Daniel Sills, 40.0% ownership, Class A Voting Common Stock

Classes of securities

- Class A Voting Common Stock: 900,000

Voting Rights. The holders of shares of the Company's Class A voting common stock, no par value per share ("Voting Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Voting Common Stock and Class B Non-voting Common Stock ("Non-voting Common Stock" and collectively with the Voting Common Stock, the "Common Stock") are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Appraisal Rights. Appraisal rights (also referred to as dissenters' rights in some jurisdictions) are a statutory remedy available to shareholders who object to, or abstain from voting for, certain extraordinary actions taken by the corporation (such as mergers). This remedy typically allows shareholders who abstain or vote against an extraordinary corporate action to require the corporation to repurchase their stock at a price equivalent to its fair market value immediately before such action. Under the North Carolina Business Corporation Act, only shareholders that are entitled to vote on the merger, share exchange, or other corporate action are entitled to demand appraisal rights.

Other Rights; Absence of Assessments. Holders of Voting Common Stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with the Company's Amended and Restated Articles of Incorporation (the "Articles") and the North Carolina Business Corporation Act, shares of Common Stock will be fully paid and nonassessable.

Modification of Rights, Preferences, and Limitations. The Company may modify the rights, preferences, or limitations of the Voting Common Stock by enacting an amendment to the Articles. Any such amendment would require the approval by the Board, a majority of the outstanding shares of Common Stock, and a majority of the outstanding shares of the Voting Common Stock voting as a separate voting group. Similar voting requirements exist for amendments to the Articles to make certain other changes to the Company's capitalization affecting the Voting Common Stock, including changing the number of authorized shares of Voting Common Stock or effecting a reclassification, stock split, or reverse stock split of the issued and outstanding shares of Voting Common Stock.

- Class B Non-voting Common Stock: 0

Voting Rights. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Appraisal Rights. Appraisal rights (also referred to as dissenters' rights in some jurisdictions) are a statutory remedy available to shareholders who object to, or abstain from voting for, certain extraordinary actions taken by the corporation (such as mergers). This remedy typically allows shareholders who abstain or vote against an extraordinary corporate action to require the corporation to repurchase their stock at a price equivalent to its fair market value immediately before such action. Under the North Carolina Business Corporation Act, only shareholders that are entitled to vote on the merger, share exchange, or other corporate action are entitled to demand appraisal rights. Because the holders of Non-voting Common Stock are not entitled to vote (unless otherwise provided under applicable law), investors in the offering will generally not be entitled to appraisal rights in connection with extraordinary corporation actions that the Board and holders of Voting Common Stock approve.

Other Rights; Absence of Assessments. Holders of Common Stock have no preferential, preemptive, conversion, or exchange rights, except as follows: In the event that the Company closes on an IPO of its stock, outstanding shares of the Non-voting Common Stock will be converted into shares of the class or series of stock offered and sold in such IPO, subject to the requirement that each holder first enter into a customary market stand-off agreement. In the event that the Company conducts an offering under Regulation A of the same class of securities or an equivalent class of securities offered and sold in the Offering, Investors will be required to exchange the Non-voting Common Stock for the securities offered and sold under such Regulation A offering. The Company shall have the right to redeem shares held by any shareholder who is not a Major Shareholder (as defined below) at the greater of $5 or the current fair market value on or before August 30, 2019. "Major Shareholder" means a holder of Shares with fair market value equal to or greater than $25,000 who is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act of 1933, as amended.There are no sinking fund provisions applicable to the Common Stock. When issued in accordance with the the Articles and the North Carolina Business Corporation Act, shares of Common Stock will be fully paid and nonassessable.

Modification of Rights, Preferences, and Limitations. The Company may modify the rights, preferences, or limitations of the Non-voting Common Stock by enacting an amendment to the Articles. Any such amendment would require the approval by the Board, a majority of the outstanding shares of Common Stock, and a majority of the outstanding shares of the Non-voting Common Stock voting as a separate voting group. Similar voting requirements exist for amendments to the Articles to make certain other changes to the Company's capitalization affecting the Non-voting Common Stock, including changing the number of authorized shares of Non-voting Common Stock or effecting a reclassification, stock split, or reverse stock split of the issued and outstanding shares of Non-voting Common Stock.

- Convertible Promissory Notes: 53,678

  Terms of the Convertible Promissory Notes. The Company has issued Convertible Promissory Notes (the "Notes") in aggregate principal amount of $53,678. The outstanding principal and all accrued but unpaid interest under the Notes are due and payable on the earlier of September 19, 2017 ("Maturity Date") or the closing of a preferred equity financing with gross proceeds of at least $500,000 (a "Qualified Financing"). In the event of a Qualified Financing, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of the Company's stock issued in the financing at a price per share equal to 80% of the price per share of the financing. In the event of a sale of the Company prior to repayment or conversion, each holder of a Note will received an amount equal to two times the aggregate amount of principal and interest then outstanding under such Note. Prior to conversion, holders of the Notes do not have any rights as shareholders of the Company, including any rights with regards to voting, dividends, or liquidation (except as described above).

- Stock Options: 0

  2016 Stock Option Plan

  The Company may issue options, including incentive stock options and nonqualified stock options, under its 2016 Stock Incentive Plan (the "Plan"). The Company has currently reserved a total of 100,000 shares of Voting Common Stock for awards under the Plan. As of the date of this Form C, the Company has not issued any stock option awards under the Plan.

What it means to be a Minority Holder

As a minority holder of Non-voting Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each investor's stake in the

Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

TheCompany has raised a total of $53,000 from investors, $23,000 of which was invested by Messrs. McKeon and Sills themselves. Since inception, the Company has spent $43,522 on app development; $6,102 on legal, accounting, and taxes;$500 on contest prizes; $915 on web hosting; $647 on miscellaneous business expenses; and $30 on advertising. The total money spent as of the date of theForm C is $51,716.

Our recurring monthly expenses for web hosting, data management, and accounting services are currently approximately $140 a month, in addition to the annual franchise tax, equaling annual operational expenses of $1,900. While we have no history of revenue or income, we anticipate that the revenue that we generate from entry fees (following implementation of a payment processor) will be sufficient to cover our current yearly operational costs.

Pending a successful crowdfunding campaign, we expect further development of the app to be the first use of funds. We will immediately implement a payment processor,which will allow the Company to generate revenue from our customer base. TheCompany also plans to create a version of the mock draft game that could operate each week of the NFL's regular season by allowing the user to predict their own draft order. Once these features have been built, the Company will focus on expanding to additional sports (beginning with the NBA) and additional offseason games (beginning with a year-round free agency game).

Once these development costs have been paid for, and once legal, web hosting, data management, and accounting costs have been set aside for future use, theCompany plans to spend remaining campaign proceeds on a multi-faceted marketing campaign, aimed at attracting new users to our game, and incentivizing all our users to invite their friends and family.

Financial Milestones

Since the Company has yet to implement a payment processor, all of its contests have been free to play and have therefore not yet generated any revenue.

The Company has used the $53,000 raised from investors to create the app in its current form, and release it in the App Store and on Google Play on February 11, 2017. In the 11 weeks between the launch date and the NFL Draft, MockOut amassed over 5,000 users and garnered over 4,000 entries in our 2017 NFL Draft contests.

The funds we hope to raise during this crowdfunding campaign will allow us sufficient liquidity to cover all operational expenses and pursue any advertising, partnership, sponsorship, or other marketing opportunities we deem to be strategically beneficial, while we are in the process of implementing the payment processor.

Once the payment processor has been implemented, the Company anticipates that the resulting revenue (generated from entry fees) and expanded user base (generated from a robust marketing campaign) will result in future profits, although the amount and timing of such profits, if any, is uncertain without a history of operations that include paid contests.

Liquidity and Capital Resources

The Company will rely solely on cash on hand from our prior Note financing (as defined below) for immediate liquidity needs, until we are able to implement a payment processor. The proceeds from this crowdfunding offering are vital to the Company's ability to continue development of the application, including the implementation of a payment processor, which will allow the Company to collect the contest fees that will be the primary source of revenue.

We expect that the Company will need to raise at least $60,000 to continue development (including implementation of the payment processor) so that we may create paid contests that can run during the 2017 NFL regular season.

We anticipate that $60,000 will allow the company to operate at least one year without the need for additional funding, and that the maximum raise amount—combined with the anticipated revenue generated from contest entry fees—would allow us to operate for more than one year, assuming the Company's other expenses remain relatively constant.

We also believe that as we develop the full MockOut ecosystem, generate revenue, and expand our user base, the Company will be an attractive advertising, partnership, sponsorship, investment, and acquisition target.

The Company's outstanding Convertible Promissory Notes (the "Notes") mature on September 19,2017 (the "Maturity Date"), unless earlier converted. In the event that the Company has not either (i) generated sufficient revenue to repay the Notes or (ii) conducted a Qualified Financing (as defined in the Notes) by the Maturity Date, the Company intends to work with the holders of the Notes to avoid a default under the terms of the Notes, which may include extending the Maturity Date of the Notes or such other amendment as agreed to by the parties.

Indebtedness

From September 2016 to June 2017, the Company entered into convertible notes (the "Notes") with investors for total proceeds of $33,000. The Company also converted $20,678 in aggregate principal and accrued interest under previously issued demands notes of Messrs. McKeon and Sills into Notes on the same terms. The Notes incur interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of September 19, 2017 ("Maturity Date") or the closing of a preferred equity financing with gross proceeds of at least $500,000 (a "Qualified Financing"). In the event of a Qualified Financing, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of the Company's stock issued in the financing at a price per share equal to 80% of the price per share of the financing. In the event of a sale of the

Company prior to repayment or conversion, each holder of a Note will received an amount equal to two times the aggregate amount of principal and interest then outstanding under such Note.

Recent offerings of securities

- 2016-09-19, Rule 506 of Regulation D, 33000 Convertible Promissory Notes. Use of proceeds: From September 2016 to June 2017, the Company entered into convertible notes (the "Notes") with investors for total proceeds of $33,000. The Company also converted $20,678 in aggregate principal and accrued interest under previously issued demands notes of Messrs. McKeon and Sills into Notes on the same terms. The Notes incur interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of September 19, 2017 ("Maturity Date") or the closing of a preferred equity financing with gross proceeds of at least $500,000 (a "Qualified Financing"). In the event of a Qualified Financing, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of the Company's stock issued in the financing at a price per share equal to 80% of the price per share of the financing, and otherwise on the same terms and conditions as given to purchasers in the Qualified Financing. In the event of a sale of the Company prior to repayment or conversion, each holder of a Note will received an amount equal to two times the aggregate amount of principal and interest then outstanding under such Note. Proceeds of the notes were invested in development of MockOut app; legal, accounting, and tax expenses; contest prizes; web hosting; and miscellaneous expenses.

Valuation

$5,000,000.00

We have not undertaken any efforts to produce a formal valuation of the Company, nor have we received an independent, third-party valuation of the Company. The price of the Shares reflects the opinion of the Company's President and Chief Executive Officer ("CEO") as to what a fair value would be based on global industry valuation reports, peer group product comparisons, and prior arms'-length negotiations with prospective venture capital investors.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$500,000
Less: Offering Expenses		

StartEngine Fees (x% total fee)	$600	$30,000
Escrow Fees	$50	$2,500
Professional Fees	$1,000	$20,000
Net Proceeds	$8,350	$447,500
Use of Net Proceeds:		
R& D & Production	$8,350	$150,000
Marketing	$0	$200,000
Working Capital	$0	$27,500
Web Hosting	$0	$70,000
etc.	$0	$0
Total Use of Net Proceeds	$8,350	$447,500

We are seeking to raise a minimum of $10,000 (target amount) and up to $500,000 (overallotment amount) in this offering through Regulation Crowdfunding.

If we raise our minimum amount of $10,000, we plan to use the net proceeds exclusively on development of the application, which would include implementing a payment processor, fixing login issues, extending games to offer multiple rounds of the draft.

If we raise $60,000, our plan (in addition to implementing a payment processor, fixing login bugs, and offering multiple rounds) is to develop the ability to offer private contests and games for the NBA, which we believe will attract more users and generate more revenue.

If we manage to raise our overallotment amount of $500,000, we believe the Company can develop every feature of the app, including expansion to other professional sports, year-round prediction games, and numerous user experience upgrades. We will pursue an aggressive marketing strategy, focused primarily on partnerships and sponsorships, but also including social media advertising, content marketing, podcast sponsorships, and Google Adwords.

As the Company grows, we expect legal, accounting, web hosting, and data management fees to increase as well. If we manage to raise our overallotment amount of $500,000, we plan to maintain a healthy balance to account for these anticipated expenses.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company does not intend to incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (or the following business day if such date falls on a Saturday, Sunday, or holiday) each year. Once posted, the annual report may be found on the Company's website at http://www.mockout.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC. The Company must continue to comply with the ongoing reporting requirements until: 1. it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; 2. it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; 3. it has filed at least three annual reports pursuant to Regulation Crowdfunding; 4. it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or 5. it liquidates or dissolves its business in accordance with state law.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MockOut, Inc.

[See attached]

MOCKOUT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

MockOut, Inc.
Index to Financial Statements
(unaudited)

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
MockOut, Inc.
Durham, North Carolina

We have reviewed the accompanying financial statements of MockOut, Inc. (the "Company"), a North Carolina Corporation, which comprise the balance sheet as of December 31, 2016, and the related statement of operations, stockholders' deficit and cash flows for the period from May 17, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

June 27, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

MOCKOUT, INC.
BALANCE SHEET
DECEMBER 31, 2016
(unaudited)

		December 31, 2016
Assets		
Current assets:		
Cash	$	12,752
Total current assets		12,752
Total assets	$	12,752
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accrued liabilities		1,125
Convertible debt - current		30,000
Total current liabilities		31,125
Notes payable - related parties		20,000
Total liabilities		51,125
Commitments and contingencies (Note 4)		-
Stockholders' Deficit		
Common stock, no par, 5,000,000 shares authorized, 900,000 issued and outstanding		-
Accumulated deficit		(38,373)
Total stockholder's deficit		(38,373)
Total liabilities and stockholders' deficit	$	12,752

See accompanying independent accountants' review report and notes to the financial statements

MOCKOUT, INC.
STATEMENT OF OPERATIONS
PERIOD FROM MAY 17, 2016 (INCEPTION) TO DECEMBER 31, 2016
(unaudited)

Revenues	$	-
Operating expenses:		
General and administrative		3,366
Sales and marketing		750
Research and development		33,132
Total operating expenses		37,248
Operating loss		(37,248)
Other (income) expense		
Interest expense		1,125
Total other (income) expense		1,125
Loss before provision for income taxes		(38,373)
Provision for income taxes		-
Net loss	$	(38,373)

See accompanying independent accountants' review report and notes to the financial statements

MOCKOUT, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
PERIOD FROM MAY 17, 2016 (INCEPTION) TO DECEMBER 31, 2016
(unaudited)

	Common Stock			
	Shares	Amount	Accumulated Deficit	Total Stockholders' Deficit
May 17, 2016 (Inception)	-	$ -	$ -	$ -
Founders' shares	900,000	-	-	-
Net loss	-	-	(38,373)	(38,373)
December 31, 2016	900,000	$ -	$ (38,373)	$ (38,373)

See accompanying independent accountants' review report and notes to the financial statements

MOCKOUT, INC.
STATEMENT OF CASH FLOWS
PERIOD FROM MAY 17, 2016 (INCEPTION) TO DECEMBER 31, 2016
(unaudited)

Cash Flows from Operating Activites		
Net loss	$	(38,373)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accrued liabilities		1,125
Net cash used in operating activities		(37,248)
Cash Flows from Financing Activities		
Proceeds from notes payable - related parties		20,000
Proceeds from convertible debt		30,000
Net cash provided by financing activities		50,000
Increase in cash and cash equivalents		12,752
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	12,752
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

MockOut, Inc. was incorporated on May 17, 2016 ("Inception") in the state of North Carolina. The Company's headquarters are located in Durham, North Carolina. The financial statements of MockOut, Inc. (which may be referred to as the "Company" or "MockOut" are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

MockOut is a mobile app game that lets fans win money participating in mock draft competitions for major sports drafts. Each user begins by creating a mock draft: predicting which teams will select a player in a given draft slot. Once the mock draft is completed, it can be entered into a variety of competitions at varying price points, lock dates, and contest sizes. Mock drafts are scored based on MockOut's official scoring system, and the highest scoring entries win. A user can enter a mock draft into many available contests, and can make edits up until the contest locks, keeping them engaged during the entire offseason. MockOut is different from other new fantasy sports sites, which all compete for fans' limited attention during games. MockOut is tailored to the huge, passionate audience that is still plugged in during the offseason, but want a better way to enjoy it. The ones who want some skin in the game, like fantasy gives them during the season.

Going Concern and Management Plans
Since Inception, the Company has relied on loans from its founders and third parties for working capital. The Company will incur significant additional costs for the development and maintenance of its gaming platform. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of its planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: changes to the types of games consumers want to play, technological changes in the Company's industry, and competition in out space. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, or changes in government policy could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenue from entry fees, a percentage of a player's wager, when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. Amounts received from players for which he performance obligations have not been fulfilled are recorded in deferred revenue.

Software Development Costs
The Company applies the principles of Accounting Standards Codification ("ASC") 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, the Company expenses the amounts as part of cost of sales. To date, the Company has not capitalized any such costs and have recorded as research and development costs on the accompanying statement of operations.

Income Taxes
The Company is taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes

represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 3 – NOTES PAYABLE

Notes Payable – Related Parties
During 2016, the Company's founders loaned the Company $20,000 in notes. The notes are due two years from the date of issuance with maturities ranging from June 2018 to September 2018. The interest rates on the notes range from 4% to 8% per annum. There is no collateral or guarantee associated with any of these notes. See Note 8 for a subsequent event.

Convertible Notes Payable
During 2016, third-party investors loaned the Company $30,000 in convertible notes payable. The conversion rate of all convertible notes is 80% of the per share price paid by investors in the next round of financing of at least $500,000. The notes mature in September 2017. The interest rate on all convertible notes is 8% per annum. There is no collateral or guarantee associated with any of these notes.

During 2016, the Company incurred $1,125 of interest expense.

As of December 31, 2016, future principal payments on notes payable are as follows:

Year ended December 31:		
2017	$	30,000
2018		20,000
	$	50,000

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' DEFICIT

Stock Options
In June 2016, the Company established the 2016 Stock Option Plan ("Plan"). Under the terms of the Plan, the Company is authorized to issue 100,000 shares of common stock. The grants can be in the form of options or restricted stock. To date, there have been no issuances under the Plan.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for the period ended December 31, 2016:

Income tax benefit attributable to:		
Current taxes - Federal	$	-
Deferred taxes - Federal		(13,171)
Valuation allowance		13,171
Net provision for income taxes	$	-

Net deferred tax assets consisted of the following components as of December 31, 2016:

Deferred tax asset attributable to:		
Net operating loss carryover	$	12,788
Accrued liabilities		383
Valuation allowance		(13,171)
Net deferred tax asset	$	-

The United States Federal and applicable state returns from 2016 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company's founders loaned the Company $20,000 during 2016 (see Note 3).

NOTE 8 – SUBSEQUENT EVENTS

In March 2017, the Company's founders converted their 4% demand notes and accrued interest into 8% convertible notes, with a total principal amount of $20,678.

The Company has evaluated subsequent events that occurred after December 31, 2016 through June 27, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments Edit My Campaign Jason K.

MockOut is pending **StartEngine Approval.**



1. Sam Darnold
2. Saquon Barkley
3. Josh Rosen
4. Minkah Fitzpatrick
5. Connor Williams
6. Mike McGlinchey
Create

PLAY VIDEO

0

Investors

$0.00

Raised of $10K - $500K goal

MockOut

Fantasy games for the offseason

Small OPO Durham, NC Gaming
Accepting International Investment

Chat

Overview Team Terms Updates Comments Share



1. Sam Darnold
QB USC
2. Josh Allen
QB Wyoming
3.
4. Derwin James
S Florida State
5.
6. Mike McGlinchey
OT Notre Dame
Round 1 Pick 1
NYJ
ALL
OFF
DEF
S/T
Search
1. Sam Darnold
QB from USC
2. Connor Williams
OT from Texas
3. Minkah Fitzpatrick
CB from Alabama
4. Saquon Barkley
RB from Penn State
DE from LSU

Fantasy games for the offseason.

Chat

Invest in MockOut, Inc.

Every year, millions of people spend billions of dollars playing fantasy sports. But when the season ends... fantasy ends. That's a big problem, because fans don't stop being fans. They're just as psyched about what comes next.

MockOut picks up where fantasy leaves off: the offseason. Drafts. Free agency. Trades. MockOut channels the energy and excitement fans have for the offseason and gives them a new way to put their knowledge to the test—to make predictions and compete against friends.

MockOut is the first and only app where fans can play fantasy games for the offseason, starting with mock draft contests for the NFL and NBA Drafts.

Chat

Investment

$5/share | When you invest you are betting the company's future value will exceed $5.5M.

The offseason is ALWAYS on.

How Does The Game Work?

Even my mom had no problem figuring it out.

Chat


MOCKOUT
Round 1 Pick 1
SF
ALL
OFF
DEF
S/T
QB
RB
WR
TE
C
G
OT
Search
1. Sam Darnold
QB from USC
2. Connor Williams
OT from Texas
4. Saquon Barkley
RB from Penn State
8. Josh Rosen
QB from UCLA
10. Mike McGlinchey
MOCKOUT
NYJ
1. Sam Darnold
QB USC
SF
2. Josh Allen
QB Wyoming
CHI
3.
LAR
4. Derwin James
S Florida State
WAS
5.
JAX
6. Mike McGlinchey
OT Notre Dame
Create
MOCKOUT
LAR
LAR trades pick 4 to ...
Choose Conference
AFC
NFC
CHI
GB
DET
MIN
Update Trade

Chat

Each user begins by **creating a mock draft**: predicting which teams will select which players in the draft.

Mock drafts were originally created by industry experts, offering fans an idea of where prospects will fall in the draft, and who might join their favorite teams. Now, mock drafts are so popular that experts and fans alike make dozens of mock drafts per year, all trying to be the most accurate in predicting where the draft prospects will end up. Sports Illustrated's Emily Kaplan wrote a widely-shared article describing the mock draft phenomenon.

Once a mock is created, users will be able to enter it into a number of different contests:

- Free or Cash Games
- Public or Private Contests
- Small Games or Large Tournaments
- Custom Lock Dates
- Any Number of Rounds
- Single-Team Mocks

Chat

On Draft Day, mock drafts are scored based on MockOut's official scoring system, and the highest scoring entries win.

What Kind Of Growth Have We Seen?


Users
5000
4000
3000
2000
1000
Date
2/11
2/25
3/11
3/25
4/8
4/22
4/29

5,000+ users

4,000+ contest entries

Achieved in First 11 Weeks Leading Up to the 2017 NFL Draft

Chat

Between February 10, 2017 (when the MockOut app was made available for download through Google Play and the App Store) and April 29, 2017 (the day we locked all contests for the 2017 NFL Draft), we had **5,031 users** create an account, submitting **4,134 entries** to our contests.

Over 1/3 of our users have logged in 3+ times


0 logins (0.3%)
3+ logins (35.2%)
1 login (49.0%)
2 logins (15.5%)

Chat

4,005 Active Users

80% of all users logged in during the month of the NFL Draft

1,609 Contest Entrants

40% of active users created a mock draft and entered a contest

996 Entrants with Multiple Entries

62% of all contest entrants had more than one contest entry

2.6 Mock Draft Entries per Entrant

What Will We Build Next With Your Investment?


Payment Processor

The first focus of our next build will be to implement a payment processor, allowing us to offer paid contests and charge a 15% fee for all paid entries. Giving our users the chance to have some skin in the game and play with real-world stakes is what we anticipate to be the most important part of our business model, and our path to self-sustainability.


Private Contests

Many sports fans are scared off by daily fantasy sports (DFS) and their large tournaments filled with anonymous opponents. While we will gladly offer large tournaments, we also see a real opportunity for growth by focusing on getting friends to invite friends, who then invite their friends, all competing in intimate contests where you know who you are playing against.


Additional Sports

Next we will expand to the NBA Draft, another extremely popular offseason event that is growing quickly. Depending on the response we receive from our users, we will choose between MLB, NHL, MLS, WNBA, or venturing into international sports such as Premier League, cricket, or rugby. Each sport opens us up to a whole new passionate fanbase.


Social Sharing

We learned quickly that people who make mock drafts *really* want to tell you about their mock drafts. We plan to offer our users an automated one-click way to post their mock drafts to Facebo Twitter, and Instagram—givi users an easy way to share their mock drafts and giving MockOut an avenue into our users' social networks.

Chat

We also plan to build a **Web Version** of the game, giving our users a more expansive ecosystem where they can interact with our brand. We will offer mock draft contests with **Multiple Rounds**, which has been our users' most common request. We will create a **Draft Day Dashboard**—a one-stop screen so users don't have to flip around to find all the draft information they need. **Personalized Profiles** will give our users a chance to express themselves and declare their favorite team to the world. And because not everybody will want to play the game right away, **Blog Integration** into the app will help make MockOut a valuable destination for users who enjoy the offseason, but are not yet ready to compete in contests.


3:00
The MockStream
$235
PICK #1
Overall
QB
RB
1. Jared Goff
2. Joey Bosa
3. Jalen Ramsey
4. DeForest Buckner
2:15
The MockStream
$235
PICK #1
JARED GOFF QB Cal
Amount
$
20
1
2
3
4
5
6
7
8
9
C
0
<
Enter

The MockStream

The MockStream began as a response to our users' demands for a **pick-by-pick game**, predicting draft results on draft day. This woul users to stay engaged during the entire event on draft night, even if their mock drafts are out of contention to win contests.

Chat

It would work by allowing users to place a wager and predict who will be the next player chosen in the draft, independent of the accuracy of previous picks. Once an official selection is made, 15% of the total entry payments go to MockOut, and the remaining 85% of the money is disbursed into the accounts of those users who made the correct pick, in proportion to the size of their wager. The higher the wager and the fewer people who were correct… the more a user can win.

MockStream Mock-Ups


2:00
The MockStream
$235
PICK #1
Your Picks
JARED GOFF QB Cal $20
Add Player
0:00
The MockStream
$235
PICK #1
Your Picks
JARED GOFF QB Cal $20
CARSON WENTZ QB NDSU $5
Community Picks
My Mocks
My Contests
The Arena
MockStream

After conceiving of the MockStream as a draft day feature, we started thinking bigger. Why limit the MockStream to one day a year, when we can use it as a tool to keep users engaged with our app all year long, even during the regular season?

In addition to enhancing the draft day experience, the MockStream can function during the rest of the year as a **free agency prediction game**. Each week we will nominate one player slated to become a free agent next offseason. Wagers will be placed on his destination all week, until the contest closes and we open it up to another impending free agent. Repeat every week. All year long.

The MockStream is another way for our users to stay engaged with the offseason—even during the regular season—and ensures that MockOut never has a single day when they aren't offering games and earning money on every sport.

Market Analysis

Fantasy sports are lucrative... and limited.

According to The Fantasy Sports Trade Association (and extrapolating data from the census bureau) over 59 million people in the U.S. and Canada play fantasy sports, spending more than $17 billion per year.

But there is a very limited time when fantasy games are actually being offered. Here is what the regular season calendars look like for the leaders in fantasy sports.

Once the season ends... fantasy ends.

Fantasy Games


JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
NFL
regular season
NBA
regular season
regular season
MLB
regular season
NHL
regular season
regular season
MLS
regular season
WNBA
regular season

MockOut completes the fantasy calendar.

Again, fantasy sports is a $17 billion industry, despite those huge gaps in the calendar where there are no games being offered. Compare that to the games MockOut plans to offer.

While the amount of interest in offseason games has yet to be precisely quantified, we do know that our objective—to offer year-round games for every sport in addition to our existing draft games—would give MockOut a much more robust calendar of game offerings than the leaders in the fantasy sports industry currently offer.

MockOut Games


JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
NFL
draft
roster cuts
draft
free agency
NBA
trade deadline
draft
trade deadline
free agency
MLB
draft
trade deadline
free agency
NHL
trade deadline
draft
free agency
MLS
draft
draft
free agency
WNBA
draft
free agency

Q&A

What's new about what you're making? How is it different?

MockOut is the first and only fantasy mobile app for the offseason. Unlike traditional fantasy games, which all compete for fans' limited attention during the regular season, MockOut allows fans to play in contests based on offseason events like the NFL and NBA drafts. We don't believe in games that can be cracked by algorithms or dominated by day traders; we turn every pick, signing, and trade into a fair and fun competition, creating a new market for the fans who don't want to stop playing fantasy just because the season ends. Nobody else is offering anything like this.

How big is the market?

It's huge, and has the potential to grow even bigger. Fantasy sports alone are a $17 billion industry, and only run during the season. According to CNN, the first round of the 2017 NFL Draft averaged 9.2 million viewers on ESPN and NFL Network, without fans having any kind of game or social platform to be fully invested in every pick. Just imagine how much draft viewership could grow if fans could have some skin in the game. And as draft viewership grows, so then would participation in draft-centric games. This is the same symbiotic growth that we believed helped expand the appeal of fantasy sports from a niche group of stats junkies just a decade ago, to over 59 million people today.

Who are your competitors? How are you different?

We currently have no competitors in this market. The closest competitor we have is NFL.com's Predict the Pick. There, fans can create a mock draft in their web browser, enter it into a contest, and see who scores the highest. Here is how we distinguish ourselves from Predict the Pick:

- MockOut will allow fans to play for real money- to have some skin in the game
- MockOut is a mobile game for your smart phone, whereas Predict the Pick is only for web browsers
- MockOut lets the user predict trades, which are integral to any mock draft
- MockOut's scoring system is more robust, yet easier to understand than Predict the Pick's proximity-based scoring system
- MockOut will offer mock draft contests for ALL major sports- not just the NFL
- MockOut will remain active, offering games year-round, while Predict the Pick is only active for a few weeks leading up to the NFL Draft

Daily fantasy companies like DraftKings and FanDuel currently offer no fantasy games or content during the offseason. We are confident that they will not become our competition, because the games are structurally very different. When DFS was created, they took the framework of an existing game (fantasy football) and just adapted it to work on a shorter timeframe. If they wish to become our competition by entering the competitive mock draft arena, those companies would have to build a brand new, completely different game from the ground up.
Our game is as different from DFS as Settlers of Catan is from Angry Birds. While there will be overlap in our audiences, they are totally different games.

What do you understand about your business that others don't get?

We understand that sports fans don't see the offseason as a one-day event. Interest in the offseason begins long before the season even ends—as soon as teams start getting eliminated from playoff contention. Often much earlier. Many NY Jets fans right now, before the season even starts, believe their team has no chance to win next season and have begun speculating about what players they might take in the 2018 NFL Draft. But for most NFL fans, interest in the draft grows steadily from October until April, then ultimately peaks on draft weekend.
While the Super Bowl is the biggest day of the year for football fans, that does nothing to diminish how much they care about every game that lea there. Similarly, draft day is the biggest offseason event of the year for millions of fans, but they still obsessively follow every roster move, every fre agent signing, every pre-draft visit that leads there.
We are not building our business around a one-day event; we are building our business around a part of the year that is just as important to sports fans as the rest of the year—when they still care just as much about their team and want just as badly to compete and be social with their friends.

What's your biggest risk? What keeps you up at night?

My greatest fear is that the huge audience who is already passionate about the draft—as well as the millions of fans who follow their favorite sports and teams during the offseason—just never hear about us. This is where you come in.
Whenever we show our game to anyone interested in the draft, they seem to really like it. It's been described as "the game I've been waiting for" and "my dream app" because it satisfies that *need* for engagement, especially during a time of year when there aren't any other options. If people learn about it, they will like it. They are out there. We just need to get in front of them. We need our users to share it with their friends. We need our investors to share it with *everybody.*
I'm not worried about trying to convince people that they will enjoy MockOut—the game really does speak for itself. My only fear is that if word of mouth doesn't spread far and wide, the millions of people who would enjoy it most just never hear about it.

How will you make money?

MockOut's primary source of income will be charging a fee for mock draft and free agency contests. Just like DraftKings and FanDuel take 15% fro contest entries, MockOut will take 15% from our paid contest entries. We will also explore advertising and sponsorship opportunities, partnerships, subscriptions, and other additional revenue sources.

How do you acquire customers?

All growth that we've experienced so far has happened with virtually no paid advertising. We've grown through partnering with established draft experts, posting regularly on our blog, being active in online draft and team communities, engaging with fans on Reddit and Twitter, and getting good word of mouth from early adopters.

In addition to continuing and amplifying this personal engagement, we expect growth to increase in the future through offering more games and prizes; exposure through media such as podcast appearances and PR in sports and startup publications; and hiring a professional marketing company to manage and optimize social media marketing and PPC campaigns on Google Adwords.

Finally, as we build the full platform and prove ourselves to be a reputable company and an addictive game, we anticipate word of mouth to increase as our users are incentivized to recruit their friends and family to join MockOut.

According the the American Gaming Association, about 70 million people filled out a March Madness bracket last year, betting over $10 billion. We believe this is driven primarily by friends, family, and coworkers wanting to participate in a competitive event together, much more than by passionate NCAA fans trying to win money. By offering similar private competitions for friends, family, and coworkers to enjoy on our platform, we hope to enjoy that same level of viral growth and engagement—centered initially around the NFL and NBA Drafts.

February 10, 2017

MockOut app launched

The beta version of the MockOut app goes live in the App Store and Google Play.

February 17, 2017



65 Entries in Kickoff Contest

MockOut's Kickoff Mock Draft Contest garners 65 entries and goes off without a hitch.

April 3, 2017

150 Entries in Turn On The Jets Contest

MockOut partners with Turn On The Jets podcast to host a live mock draft contest, the winner of which receives two tickets to the Jets home opener

April 5, 2017



1,000 Users

Steady growth of about 19 new accounts created per day results in MockOut crossing the 1,000 user mark.

April 11, 2017

National Mock Drafts Partnership

MockOut partners with National Mock Drafts to act as scout and rankings expert, gaining exposure to his audience.

April 29, 2017

5,000+ Users 4,000+ Entries

5,031 accounts created and 4,134 entries officially submitted to our 2017 NFL Draft contests.

August 2017

StartEngine Campaign Launch

MockOut goes live on the StartEngine platform to hold a Regulation CF fundraise

September 1, 2017

First Cash Contest Opens

Pending a successful round of fundraising from StartEngine, our first cash contests will open duri[illegible] the 2017 [illegible] (ANTICIPA[illegible]

Meet the Founders



Michael McKeon

President & CEO

"Micky" McKeon is a game creator, a content producer, and a true Seahawks fan. Micky is a co-founder of the Company and has served as a member of the Board of Directors, President, and CEO since the Company's inception. In October 2015, Micky was promoted to Director of Video Production at DanceMedia—a leading dance publishing company, that owns Dance Magazine, Dance Spirit, Dance Teacher, and Pointe magazines—where he had worked as a Video Producer since July 2008. Micky earned a BS in Communications from Boston University in 2002.



Daniel Sills

Chief Growth Officer

Dan Sills is a seasoned marketer, content creator, and a New England Patriots fan. Dan is a co-founder of the Company and has served as a member of the Board of Directors, Secretary, and Chief Growth Officer since the Company's inception. In February 2015, Dan was promoted to Associate Director of Marketing at C Space—an Omnicom Group agency that helps brands achieve growth by connecting them to new and existing customers—where he had worked as a Marketing Manager since December 2012. Dan graduated with a BS in Mass Communications from Boston University in 2003.

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Offering Summary

Maximum 100,000 shares of Class B Non-voting Common Stock ($500,000)

Minimum 2,000 shares of Class B Non-voting Common Stock ($10,000)

Company	MockOut, Inc. (the "Company")
Corporate Address	2521 W Wilson St. Durham, NC 27705
Description of Business	MockOut is the only mobile app where you can play fantasy games for the offseason.
Type of Security Offered	Class B Non-voting Common Stock (the "Non-voting Common Stock")
Purchase Price of Security Offered	$5 per Share
Minimum Investment Amount (per investor)	$200
Voting Rights	Each share of Class B Non-voting Common Stock will be nonvoting, unless otherwise required by law.
Book-Entry Shares	All shares will be uncertificated and recorded in book-entry form on the books and records of the Company, except as otherwise required by law.
Redemption	The Company shall have the right to redeem shares of Non-voting Common Stock held by any shareholder who is not a Major Shareholder (as defined below) at the greater of $5 or the current fair market value on or before August 30, 2019. "Major Shareholder" means a holder of shares with fair market value equal to or greater than $25,000 who is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act of 1933, as amended.
Public Offering	In the event that the Company closes on an initial public offering ("IPO") of its stock, outstanding shares of the Non-voting Common Stock will be converted into shares of the class or series of stock offered and sold in such IPO, s[illegible] the requirement that each holder first enter into a customary market stand-off agreement.
Regulation A Offering	In the event that the Company conducts an offering under Regulation A of the same class of securities or an equivalent class of securities offered and sold in the offering, investors will be required to exchange the Non-voting Common Stock for the securities offered and sold under such Regulation A offering.
Transfer Restrictions	The shares may not be transferred by any purchaser of such securities for the one-year period following the closing unless under certain circumstances as described below.
Dispute Resolution	The Subscription Agreement will be governed by the laws of the State of North Carolina. By signing the Subscription Agreement, each investor submits to the exclusive jurisdiction of the federal or state courts located in North Carolina with respect to any suit, action or proceeding relating to the offering.

Restrictions on Transfer

For the one-year period following the closing, the Shares may not be transferred by an investor, unless such securities are transferred:

- to the Company;
- to an accredited investor;
- as part of an offering registered with the SEC; or
- to a member of the family of such Investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes [illegible] within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Additionally, the Company's Bylaws provide the Company a right of first refusal in the event that any shareholder, or transferee of such such shareholder, wishes to transfer all of any part of his, her, or its shares in the Company, subject to certain exceptions for certain relatives and other affiliates of the shareholder.

Irregular Use of Proceeds

The Company does not intend to incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investmen[illegible] decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

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VIDEO TRANSCRIPT (Exhibit D)

MockOut is the only app where you can play fantasy games for the offseason. If you're a sports fan, you don't need to be told how big fantasy is. The market is booming. People spend tens of billions of dollars every year playing fantasy. But here's the problem: as soon as the season ends, fantasy ends. That's it. There's nothing. See ya next season. That's a shame, because fans don't stop being fans when the season ends. They are just as passionate during the offseason, when teams are signing free agents, making trades, selecting college players in the draft. MockOut picks up where fantasy leaves fans hanging. MockOut offers a fun and social way for even the most casual fan to enjoy the draft, and it offers fantasy diehards a new way to harness that passion and that knowledge that they have for their favorite sports during the offseason. You can play against just your friends, or you can play against the thousands of fans already playing MockOut. Playing is easy. Use the app to create a mock draft—predicting which players are going to be selected by which teams in the NFL draft. Enter that mock draft into contests against other peoples' mock drafts. Then on draft day, track your scores on the leaderboard to see whose is the most accurate and how much you've won. And the NFL draft is just the beginning. MockOut will offer free and cash games for the NBA, WNBA, baseball, hockey, soccer, and huge international sports like Premier League, cricket, rugby. We'll also build a year-round prediction game for other popular offseason events like free agency, roster cuts, and the trade deadline, across all sports. With MockOut, there will never be any down time for any sport. Download the MockOut app and see for yourself how easy it is to play. Contests are already open and filling up for the 2018 NFL Draft. With MockOut, the offseason is always on.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 6% (six percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.